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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Lester Denni Jo		12/02/02
	(Last) (First) (Middle)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
	5025 Cheshire Lane North		Insignia Systems, Inc. (ISIG)		☐ Director	☐ 10% Owner
					☒ Officer (give title below)
	(Street)				☐ Other (specify below)
	Plymouth MN 55446	6.	If Amendment, Date of Original (Month/Day/Year)		Chief Financial Officer
	(City) (State) (Zip)			7.	Individual or Joint/Group Filing (Check One)
					☒ Form filed by One Reporting Person
					☐ Form filed by More then One Reporting Person

*	If the form is filed by more than one reporting person, see instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5
			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Stock Option			*	12/02/12		Common Stock	40000		$10.61		D

Explanation of Responses: *13,333 shares on 12/02/03; 13,333 shares on 12/02/04; and 13,334 shares on 12/02/05

/s/ Denni Jo Lester	12/10/02
**Signature of Reporting Person	Date

Power of Attorney:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
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